Exhibit 99.1

Puxin Limited Announces Regain Compliance with NYSE Minimum Price Requirement

BEIJING, Feb. 21, 2022 /PRNewswire/ — Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today announced that based on a notification letter it received on February 18, 2022 from the New York Stock Exchange (“NYSE”), the Company has regained compliance with the NYSE’s continued listing standard for share prices.

On August 18, 2021, the Company was notified by the New York Stock Exchange (“NYSE”) of its noncompliance with the NYSE’s continued listing standards because the average closing price of its American depositary shares had fallen below $1.00 over a period of 30 consecutive trading days. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of its ADSs representing ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing twenty (20) ordinary shares effective on January 31, 2022.

On February 18, 2022, NYSE provided confirmation to the Company that a calculation of the Company’s average stock price for the 30-trading days ended February 18, 2022 indicated that the Company’s stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average. Accordingly, the Company is no longer considered below the $1 continued listing criterion on this matter.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a consolidator of private educational services in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of STEAM and study-abroad tutoring programs to provide quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

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